UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

22nd Century Group, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

90137F103

(CUSIP Number)

Clearwater Partners, LLC

34 Sunburst Circle

East Amherst, NY 14051

(716) 228-9052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103	SCHEDULE 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Clearwater Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,260
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,545,260
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,260
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 90137F103	Schedule 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) amends the Schedule 13D filed by Clearwater Partners, LLC (“Clearwater”) on February 7, 2011 (the “Original Schedule 13D”) and relates to the common stock, par value $0.00001 per share (the “Common Stock”) of 22nd Century Group, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 9530 Main Street, Clarence, New York 14031.

Item 5.	Interest in Securities of the Issuer.

Clearwater’s ownership percentage reported in this Amendment No. 1 is based on 58,252,770 shares of Common Stock issued and outstanding and assumes the exercise of a presently exercisable warrant held by Clearwater to purchase 1,487,179 shares of Common Stock (the total number of shares subject to the warrant).

(a) As of December 24, 2013, Clearwater beneficially owns 1,545,260 shares of Common Stock, or 2.6% of the outstanding shares of the Issuer’s Common Stock. The shares of Common Stock beneficially owned by Clearwater consist of (1) 58,081 shares of Common Stock; and (2) a warrant to purchase 1,487,179 shares of Common Stock.

(b) Clearwater has the sole power to vote and the sole power to dispose of the 1,545,260 shares of Common Stock that it beneficially owns.

(c) Clearwater:

(1) sold an aggregate of 97,544 shares of Common Stock in the open market as follows:

11/6/2013	4,000 shares	$1.16 per share
11/7/2013	5,000 shares	$1.14 per share
	100 shares	$1.16 per share
11/11/2013	7,000 shares	$1.03 per share
11/12/2013	7,000 shares	$0.95 per share
11/13/2013	4,826 shares	$1.02 per share
11/18/2013	10,000 shares	$1.00 per share
	4,174 shares	$1.02 per share
11/19/2013	15,900 shares	$1.16 per share
12/02/2013	7,173 shares	$1.35 per share
12/03/2013	2,827 shares	$1.35 per share
12/10/2013	10,000 shares	$1.55 per share
12/24/2013	19,544 shares	$1.99 per share

CUSIP No. 90137F103	Schedule 13D	Page 4 of 5 Pages

(2) distributed 3,807,972 shares of Common Stock pro rata to the members of Clearwater in a non-cash transaction; and

(3) exercised a warrant to purchase 58,081 shares of Common Stock at an exercise price of $0.70 per share (cash exercise).

(d) No person, other than Clearwater (acting through its Managing Member), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,545,260 shares of Common Stock beneficially owned by Clearwater.

(e) Clearwater ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer’s Common Stock on December 12, 2013 (based on 56,691,897 shares of Common Stock issued and outstanding (as disclosed by the Issuer in its press release dated December 16, 2013).

CUSIP No. 90137F103	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014

Clearwater Partners, LLC

By:	/s/ Richard G. Saffire
Name:	Richard G. Saffire
Title:	Managing Member